Welcome to Brocade's Fall Analyst Day September 12, 2006 Brocade Communications Systems, Inc. Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: McDATA Corporation Commission File No.: 000-31257

Securities Litigation Reform Act - Safe Harbor and Other Disclosures This presentation includes forward-looking statements regarding Brocade's business outlook. This presentation also includes forward looking statements regarding the acquisition of McDATA Corporation and the financial and strategic benefits of the acquisition. The acquisition remains subject to regulatory approval as well as certain other closing conditions. We also face other risks that could cause us not to achieve the anticipated benefits of the acquisition. These statements are only predictions and are subject to risks and uncertainties. Brocade's actual results may differ materially from the results discussed in these forward-looking statements as a result of the risks set forth in our SEC filings, including our most recent Form 10-K for the fiscal year ended October 29, 2005 and 10-Q for the quarter ended July 29, 2006. Brocade assumes no obligation to update these forward-looking statements. This presentation includes non-GAAP financial measures. The most directly comparable GAAP financial measures and a reconciliation of the differences between these non-GAAP financial measures and the most directly comparable GAAP financial measures is provided in our Q3 06 press release which has been furnished to the SEC on Form 8-K as filed on August 17, 2006 and in this Q3 06 slide presentation posted on our website at www.brocade.com. This presentation includes sell-through information, which provides a measure of OEM and channel partners' sales to end-users. Brocade does not record revenue based upon OEM sell-through information and this measure is not intended to be viewed as a substitute for reported GAAP revenue. Sell-through is a measure of demand, but is not a GAAP measurement of revenue and therefore is not subject to the same level of internal controls as reported GAAP revenue. Please note that certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

Legal Disclaimers All or some of the products detailed in this presentation may still be under development and certain specifications, including but not limited to, release dates, prices, and product features, may change. The products may not function as intended and a production version of the products may never be released. Even if a production version is released, it may be materially different from the pre-release version discussed in this presentation. NOTHING IN THIS PRESENTATION SHALL BE DEEMED TO CREATE A WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT OF THIRD PARTY RIGHTS WITH RESPECT TO ANY PRODUCTS AND SERVICES REFERENCED HEREIN. Brocade, the Brocade B weave logo, Fabric OS, File Lifecycle Manager, MyView, Secure Fabric OS, SilkWorm and StorageX are registered trademarks and Tapestry is a trademark of Brocade Communications Systems, Inc., in the United States and/or in other countries. All other brands, products, or service names are or may be trademarks or service marks of, and are used to identify, products or services of their respective owners.

Brocade Acquisition of McDATA Michael Klayko CEO September 12, 2006

McDATA Acquisition Overview Announced August 8, 2006 Stock-for-stock - fixed exchange rate of 0.75 Expect to close as early as Brocade's first fiscal quarter 2007 The transaction requires approval by both Brocade and McDATA shareholders and is subject to regulatory review Transaction expected to be accretive with annual synergies of approximately $100 million by the 4th quarter of combined operations

Significant Benefits for Customers, Partners, and Shareholders End User Interoperability and management unification Protect and extend SAN investment Accelerate innovation and new solutions OEM Minimize operational and qualification costs Accelerate innovation and new solutions Deliver higher levels of field support and service Shareholder More competitive - scale Accretive in short term Accelerate new solutions for new markets

Partners Endorse the Acquisition We are excited about the potential for further advancements in SAN technologies resulting from the combined efforts of the two companies. Andy Monshaw, General Manager, IBM Storage Systems We believe this will further enable us to simplify data management for our customers and support our drive to expand NetApp share in the SAN market. Patrick Rogers, VP of Products and Alliances, NetApp

Analysts Endorse the Acquisition This deal has a variety of benefits for existing Brocade and McDATA customers. Brian Babineau, Analyst, Enterprise Strategy Group Brocade's announcement is a move that has been long anticipated and desired by many in the storage industry. In the mid-term and long-term, the merger of these companies will greatly benefit the combined company and many of its storage OEM partners. John McArthur, Group VP and GM, IDC Brocade's acquisition of McDATA should prove to be a positive move for both the company's customers and its OEMs. It's a smart move that will allow Brocade to focus hard on the innovations required to sustain market leadership. Brad O'Neill, Senior Analyst, Taneja Group

We are Committed to Providing Customers the Products and the Experience They Want Tuesday, September 12, 2006

Integration Philosophy Drive Shareholder Value Customers come first One Company, one culture Simplification of product lines and offerings Brocade leading the integration Fast and decisive execution

Financial Overview Richard Deranleau Chief Financial Officer Brocade Communications Systems, Inc. September 12, 2006

McDATA Acquisition Strategic fit Tremendous assets Valuation ~ 1X McDATA's annual revenue Significant synergies = $100M annualized cost savings by 4th quarter of combined operations Expect to be accretive to our financial model Expect to be in model for first full year of combination

Accretion Model Assumptions on Day of Announcement Analyst Estimates Brocade FY07 Ended 10/07 Analyst Estimates McDATA 12 Mos Ended 10/07 Combined Pre-Synergies Combined Post-Synergies w/30% less McDATA rev Deltas Revenue COGS Gross Margin Op Expenses Op Profit Op Margins EPS Total Synergies Scenario @ 30% McDATA revenue attrition $793.5M $331.5M 58% $342.4M $119.7M 15% $0.368 $759.1M $386.1M 49% $294.6M $78.3M 10% $0.352 $1,552.6M $717.6M 54% $637.0M $198.0M 13% $1,328.9M $578.3M 56% $552.9M $197.7M 15% $0.393 (30%) ($23.1M) ($76.9M) $0.025 ($100M)

Similar Businesses and Operations Brocade July 06 McDATA July 06 Products Similar Similar Go To Market Similar Similar Supply Chain 1 2 Gross Margin ~ 60% ~ 46% Operating Expenses ~ 40% ~ 45% Headcount ~ 1400 ~1400

McDATA Acquisition Next Steps McDATA acquisition announcement 8/8/06 Expected S-4/Proxy filing mid-September Shareholder meetings Transaction close

Brocade Investment Theme Strong business Growing market Mission-critical customer needs Leading products and technology Competitive advantages Strong financials - income, balance sheet, cash flows

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Brocade plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investors Relations at (408) 567-5815 or investor_relations@mcdata.com. Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com. McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from McData by contacting McData at Investors Relations at (408) 567-5815 or investor_relations@mcdata.com.